From:	Julie Russell Dilts
To:	andersonmi@sec.gov
Date:	5/11/2006 10:21:06 PM
Subject:	MISCOR

Dear Michelle:

Thank you again for your time today. On behalf of MISCOR, attached is a revised draft of MISCOR's prospectus including additional disclosure related to the EITF 05-4 issue. We have attached a document including changed pages only, and we have included the entire prospectus so that you can clearly see where the new disclosure is located. MISCOR added disclosure in the Critical Accounting Policies section of the MD&A, and MISCOR added abbreviated disclosure (with a cross-reference to the Critical Accounting Policies discussion) in the Prior Financings section and the Liquidity and Capital Resources section of the MD&A, where MISCOR discusses the Laurus financing.

Please contact me with any questions or further comments. We appreciate your working with us so that the registration statement may go effective at 10am on Friday, as requested in our acceleration request.

Kind regards,

Julie Russell Dilts
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
phone: 317.231.7428
fax: 317.231.7433
email: julie.dilts@btlaw.com

CC:    Guerre, Paul;  JBeach@asherco.com;  JKochanski@asherco.com;  rmullin@magnetech.com